SembCorp Industries

08000666

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

30 January 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

Co Regn No: 199802418D

SEMBCORP INDUSTRIES INCORPORATED A WHOLLY-OWNED SUBSIDIARY

Further to the announcement dated January 18, 2008 on the contract awarded to Sembcorp Industries in relation to the NEWater Plant from PUB, Sembcorp Industries announces that its wholly-owned subsidiary, Sembcorp Utilities has incorporated a 100%-owned subsidiary, Sembcorp NEWater Pte Ltd in Singapore as the special vehicle for this project.

The principal activity of Sembcorp NEWater is to design, build, own and operate the NEWater Plant at Changi and to supply NEWater to PUB.

The issued share capital of Sembcorp NEWater is S$17.6 million divided into $8 million ordinary shares and S$9.6 million redeemable preference shares.

By Order of the Board

Kwong Sook May
Company Secretary

January 30, 2008

Z:\SGXNET Announcement\NewSub-CNW Project.doc

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